BB 3/4

03013490

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION 181 WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mission Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2865 E Pacific Coast Highway, Suite 306
(No. and Street)

Corona del Mar	CA	92625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Johndrow 949-566-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, Chris Johndrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mission Capital Investment Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EARL M. BEBEAU
COMM. # 1398067
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 3, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISSION CAPITAL INVESTMENT GROUP, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mission Capital Investment Group, Inc.

We have audited the accompanying statement of financial condition of Mission Capital Investment Group, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mission Capital Investment Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 24, 2003

MISSION CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Due from clearing broker	$	6 596
	$	6 596

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	$	
COMMITMENTS AND CONTINGENCIES (Note 4)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 1,000,000 shares authorized; 113 shares issued and outstanding		123 482
Less treasury stock, 5 shares, at cost		(44 000)
Deficit		(72 886)
Total shareholders' equity		6 596
	$	6 596

The accompanying notes are an integral part of this statement.

MISSION CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Interest income	$	67
EXPENSES:		
Bad debt expense		722
NET LOSS	$	(655)

The accompanying notes are an integral part of this statement.

MISSION CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Treasury Stock	Deficit
BALANCES, December 31, 2001	118	$ 123 482	$ (44 000)	$ (72 231)
Net loss	-	-	-	(655)
BALANCES, December 31, 2002	118	$ 123 482	$ (44 000)	$ (72 886)

The accompanying notes are an integral part of this statement.

MISSION CAPITAL INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(655)
Adjustment to reconcile net loss to net cash used in operating activities:		
Increase in due from clearing broker		(67)
Write off of bad debts		722
Net cash used by operating activities		-
NET INCREASE IN CASH		-
CASH, at beginning of year		-
CASH, at end of year	$	-

The accompanying notes are an integral part of this statement.

MISSION CAPITAL INVESTMENT GROUP

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in California on October 4, 1996 and is currently an inactive registered broker-dealer in securities with the Securities and Exchange Commission. The Company has filed an application to become active which is currently pending approval.

The Company, under Rule 15c3-3(k)(2)(ii), will be exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company will not carry or clear customer accounts. Accordingly, all customer transactions will be executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company will be required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $6,596 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was -0- to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has a remaining net operating loss carryforward of approximately $72,000 expiring through 2016 to be used to offset future income taxes. The utilization of this net operating loss carryforward is also subject to certain restrictions based on a change in ownership of the Company in a prior year. A valuation reserve has been set up equal to the tax benefit of the net operating loss carryforward due to the uncertainty of realization.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including amounts due from the clearing broker are carried at amounts that approximate fair value due to their short term nature.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

MISSION CAPITAL INVESTMENT GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

CREDIT:	
Shareholders' equity	$ 6 596
DEBITS:	
Non allowable assets	-
NET CAPITAL	6 596
Minimum requirements of 6-2/3% of aggregate indebtedness of $-0- or $5,000, whichever is greater	5 000
Excess net capital	$ 1 596
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Mission Capital Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mission Capital Investment Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mission Capital Investment Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Mission Capital Investment Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Mission Capital Investment Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 24, 2003